Ressources Cadiscor inc / Cadiscor Resources Inc.

1225 Gay-Lussac, Boucherville (Qc) Canada  J4B 7K1

Tél : (450) 641-0775/Fax : (450) 449-1601

www.cadiscor.com

Boucherville, November 28, 2007

Mr. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

Washington, DC 20549

Re: Cadiscor Resources Inc.

Answers to 3nd letter of comments dated April 6, 2007

Registration Statements on Form 10-SB/A2 Filed on March 26, 2007 and Form 10 KSB December 31, 2006 filed on March 30, 2007.

File No. 0-52252

Dear Mr. Schwall,

In answer to your letter of comments regarding the filing of Form 10-SBA1 on November 27, 2006 and the Form 10-SBA/2 filed on March 26, 2007 by Cadiscor Resources Inc. (“Cadiscor”), please find hereafter Cadiscor’s answers or amendments following your 3nd letter of comments dated April 6, 2007 or why such amendments would not be applicable for Cadiscor. Answers are presented according to the order of your comments.

Form 10 SBA/2 filed March 26, 2007

1.

Cadiscor has considered the fact that it did not register under the Securities Exchange Act of 1934, as amended, prior to its spin-off from Strateco as contemplated by Staff Legal Bulletin No. 4 (“SLAB No. 4”) the shares of Cadiscor common stock that were issued in the spin-off.  Cadiscor believes, based on position listings and information from its transfer agent, that approximately 1,367,000 shares of Cadiscor common stock, representing approximately 4.95% of Cadiscor outstanding common stock following the spin-off, were issued to approximately 353 persons resident in the United States consisting of 13 holders of record and approximately 340 US persons who held their shares beneficially through intermediaries. The Cadiscor spin-off shares were distributed by Strateco on a pro rata basis on August 25, 2006 to Strateco shareholders of record as of August 23, 2006 both in Canada and in the United States.  Cadiscor respectfully submits that, as outlined in greater detail below, it does not believe that further actions are necessary given that the spin-off did not constitute a sale under the Securities Act of 1933, as amended, and no active trading market for the spun-off Cadiscor shares existed in the United States prior to the Form 10-SB becoming effective.  Moreover, Cadiscor believes that Strateco’s shareholders resident in the United States were provided with the information relative to Cadiscor that an investor in mining securities would find material prior to August 25, 2006 and did not suffer any adverse impact as a result of Cadiscor’s delay in registering its common stock under the Securities Exchange Act of 1934.  Moreover, Cadiscor

believes that any potential action that it might take with respect to its delay in filing its Form 10-SB and registering its shares of common stock under the Exchange Act may result in significant expenditures that would result in no investor changing his, her or its position in Cadiscor common stock and that, as such, such action would be detrimental to Cadiscor and its shareholders, including those resident in the United States.  Cadiscor does, however, take its reporting obligations under the Securities Exchange Act of 1934, as amended, as well as under other laws of the United States, seriously and is complying with such reporting obligations, as well as those under the Canadian securities laws, in order to provide investors and potential investors with information that may be material to their respective investment decisions.

No Payment of Consideration:  As Cadiscor has previously informed the Commission, the spin-off of the shares of Cadiscor by Strateco to Strateco’s shareholders did not involve the payment of consideration by Strateco’s shareholders.  Strateco distributed the shares of Cadiscor on a pro rata basis of 0.21423973 share of Cadiscor for each share of Strateco held by a shareholder.  Strateco shareholders were not required to pay any consideration to Strateco or Cadiscor in respect of the Cadiscor shares distributed to him, her or it.  Immediately following the spin-off, a holder of one share of Strateco common stock before the spin-off would hold 1 share of Strateco and 0.21423973 share of Cadiscor.  The Cadiscor shares that were distributed to Strateco shareholders were distributed as a counterpart to a reduced capital of Strateco and not as a dividend. Because the spin-off was considered a distribution and not a dividend, Strateco’s shareholders benefited from tax exemptions both in Canada and in the United States in the same fiscal year. This tax treatment was disclosed to Strateco shareholders prior to the spin-off.

Material Information Provided to US Holders:  As companies headquartered in the Province of Quebec, Canada, both Strateco and Cadiscor are subject to the jurisdiction of the Quebec Securities Commission (“Autorité des marchés financiers”).  The Quebec Securities Commission is the principal regulatory body overseeing Strateco and Cadiscor, although both companies are also reporting issuers in the provinces of Alberta and British-Columbia, Canada. At the time of the spin-off, Cadiscor also became a reporting company in the Province of Ontario, Canada.  Further, also at the time of the spin-off,  Strateco and Cadiscor had to receive the approval of the Toronto Venture Stock Exchange to list the shares of Cadiscor on such exchange.  Cadiscor believes that the information with respect to Cadiscor’s business and properties that a recipient of Cadiscor common stock in the spin-off would find material was provided to the holders in their capacities as shareholders of Strateco through Strateco’s various disseminations and filings made in compliance with the requirements of its Canadian regulatory requirements.  This information was contained in written information disseminated to such recipients and in filings with the Commission made by Strateco prior to August 25, 2006, the date of distribution of Cadiscor’s shares to Strateco’s shareholders in the spin-off.  Although this information does not follow the format of a Form 10-SB, it provides information regarding the spin-off itself (Management Information Circular dated May 10, 2006 that was filed with the Commission under cover of Form 8-K on June 27, 2006) and Cadiscor’s business and properties (Supplement to Management Information Circular dated May 10, 2006 that was filed with the Commission under cover of Form 8-K on June 27, 2006 ).  Strateco also filed a Current Report on Form 8-K regarding the spin-off on August 21, 2006 that disclosed the spin-off and the other events occurring at and around that time at Strateco and Cadiscor.

Cadiscor believes that these disclosures, together with Strateco’s historical disclosures about its business, which included significant detail regarding the gold mining and exploration activities and properties now owned and operated by Cadiscor, provided adequate public information regarding the spin-off, Cadiscor and the gold mining business of Cadiscor to a potential recipient of Cadiscor common stock.  For example, as a gold exploration company, Cadiscor believes that the most material information for an investor pertains to the company’s properties and the activities thereon.  This information is set forth in the Supplement to Management Information Circular. The Supplement also contains information regarding Cadiscor’s then board of directors and officers, its option plan and share capital, as well as various risks associated with an investment in the shares of Cadiscor common stock.  In addition, detailed historical financial information with respect to the gold mining business and gold mining properties that would become the Cadiscor business was available in Strateco’s annual reports filed with the Commission and available to all holders in the United States.  These historical financial statements set forth the financial information with respect to each of the gold mining properties that became a Cadiscor property in connection with the spin-off so that an investor in Strateco shares had access to this information with respect to Cadiscor’s properties.

No Active Trading Market in the US Prior to Form 10SB:  Shares of Cadiscor are not traded on any United States stock exchange and there is no record that shares had been traded before the effective registration date of the Form 10-SB even by brokers on the Pink Sheets Electronic OTC Markets.  Although Cadiscor is not responsible for any trading that might occur on The Pink Sheets and Cadiscor is not taking a position on whether trading on The Pink Sheets constitutes an active trading market, Cadiscor does not have information that trading occurred on The Pink Sheets prior to (a) the Form 10-SB becoming effective under the Exchange Act, and (b) Cadiscor beginning to file reports with the Commission under the Exchange Act.  Accordingly, Cadiscor does not believe that an active trading market for the spun-off Cadiscor shares existed in the United States at the time of the spin-off, nor did one develop prior to Cadiscor’s Form 10-SB becoming effective.

US Holders Receive Current Public Information:  Cadiscor’s common stock has been listed on the TSX Venture Exchange since August 21, 2006. Cadiscor is registered with the Quebec Securities Commission (“Autorité des marchés financiers”) as a public company.  As noted above, the Quebec Securities Commission is the principal regulator of Cadiscor, although Cadiscor is also a reporting issuer in the provinces of Alberta, Ontario and British Columbia, Canada.  Therefore, all Cadiscor shareholders receive the information required by the TSX Venture Exchange and the Quebec, Ontario, Alberta and British Columbia Securities Commissions.  Following Cadiscor’s filing of its Form 10-SB with the Commission, Cadiscor has filed with the Commission the information required by the Exchange Act, including filing a Quarterly Report on Form 10-QSB for the period ending September 30, 2006 prior to the effective date of the Form 10-SB.  In addition, Cadiscor files the information required by the TSX Venture Exchange and the Canadian Provinces (Quebec, Ontario, Alberta and British-Columbia) Securities Commissions on SEDAR which is the equivalent system of EDGAR in Canada at www.sedar.com. and on Cadiscor’s web site at www.cadiscor.com. Holders of Cadiscor common stock in the United States thus receive and have access to the information that a holder in Canada received.

Consideration given to the failure to register under the Securities Act the Cadiscor common stock:  Although Cadiscor believes that no steps need to be taken, it has considered steps that could be taken with respect to any such failure to register the shares under the Exchange Act prior to spin off and  took into consideration that shares held by Cadiscor shareholders that it believes are resident in the United States represented approximately 4.95% of Cadiscor’s shares outstanding after the spin-off and that these shares were held by approximately 353 persons resident in the United States.  Cadiscor also took into consideration that Strateco shareholders that received Cadiscor shares have benefited from increases in the stock prices of each of the companies, as well as in the aggregate, since the spin-off.  Cadiscor believes that certain steps that might be taken, such as attempting to unwind the spin-off, are impossible and would be materially detrimental to Cadiscor and its shareholders, including those resident in the United States, as well as to Strateco and its shareholders.  Moreover, other avenues such as offering to purchase shares of Cadiscor common stock from US residents who received Cadiscor common stock in the spin-off would involve significant legal, accounting, financial printing and mailing costs and Cadiscor believes that such offer would not be accepted by US resident shareholders as Cadiscor’s stock price since the spin-off (averaging $0.78 per share in the last month) has exceeded its price immediately following the spin-off ($0.57 per share).  Cadiscor has recently obtained a geographical listing indicating that less than 300 shareholders are resident in the United States.  Accordingly, although Cadiscor does not believe that its failure to fully comply with SLAB No. 4 constituted a failure to register under the Securities Act of 1933 as holders received their shares of Cadiscor common stock for no consideration and, Cadiscor believes, such holders had access to the information that an investor in securities of mining companies would find material, Cadiscor has considered steps that it could take in the event that its belief is incorrect and such a failure to register under the Securities Act existed.  Cadiscor believes that such actions may be detrimental to Cadiscor and its shareholders as a whole and may not serve the interests of its shareholders, including those resident in the United States.

Cadiscor believes that as foreseen by Strateco, focus on Strateco’s uranium properties by Strateco and on its gold properties by Cadiscor after the spin-off has generated higher value for shareholders than the value of Strateco shares before the spin-off.  Holders of Strateco common stock as of the record date for the spin-off have enjoyed a significant increase in the total value of their investment following the spin-off so it is unlikely that any shareholder would rescind the spin-off even if he, she or it could.  For example, a share of Strateco common stock closed at CAN $0.98 on August 24, 2006, the day before the record date for the spin-off, and the aggregate price as of November 15, 2007 of such Strateco share (CAN $2.82) and the 0.21423973 share of Cadiscor common stock (one share trading at CAN $0.65) is CAN $2.96.

Cadiscor recognizes that it did not fully comply with the requirements of SLAB No. 4 prior to August 25, 2006.  However, Cadiscor respectfully submits that the steps taken by Strateco and Cadiscor provided investors with the information that a U.S. resident shareholder in a mining company would find material, an active trading market did not develop with respect to shares issued to a person resident in the United States before the Form 10-SB became effective, no consideration was paid for the shares of Cadiscor distributed in the spin-off, each of the constituent corporations have complied with their respective reporting obligations under the Exchange Act since the spin-off and the primary exchange upon which the constituent corporation’s stocks trade have priced the stocks at prices that would make any rescission or similar offer unattractive to a shareholder and the fees and expenses that Cadiscor would be required to absorb would be significant and would outweigh the benefit to Cadiscor and its shareholders.  Accordingly, Cadiscor respectfully submits that the interests of its shareholders will not be served by incurring costs relative to steps that could be taken in the event the failure to fully comply with SLAB No. 4’s requirements represented a failure to register under the Securities Act.

Description of Business

2.

As requested, additional disclosure has been added to page 4 of the Form 10-SB to indicate that the Board of Directors of Strateco (“Board of Directors”) did not consider other alternatives to the spin-off in any significant fashion as the Board believed that both Strateco’s uranium operations and its gold mining operations were viable as publicly traded mining and exploration companies.  Moreover, the Board of Directors wanted to provide shareholders with the opportunity to continue to hold investments in both types of properties, which a spin-off would do, or to sell one or both of the investments, which a spin-off would also accomplish.

 “In determining whether or not to spin-off the gold exploration and mining activities, Strateco’s board considered other alternatives, such as a sale of the gold exploration and mining activities to a third party but the market for gold related properties was not at that time favorable to such an alternative.  However, Strateco’s board determined that both the gold mining and exploration and the uranium mining and exploration activities were viable as ongoing public mining and exploration companies and that a spin-off would permit investors to determine whether or not to hold investments in one or both of these mining activities.  Strateco’s board also believed that its shareholders, through the shares of Cadiscor common stock that would be distributed, should have the benefit of the significant investments made to date in the gold mining and exploration activities.”

3.

The aggregate total amount paid by Cadiscor for Discovery property is valued at $4,700,172 and this aggregate value was disclosed at the end of third paragraph  at page 7 and was detailed as follows:

a)

$500,000 in cash ($225,000 reimbursed to Strateco Resources inc.  (“Strateco”) for payments made to GéoNova Explorations Inc. (“GéoNova”) and $275,000 directly paid to GéoNova;

b)

1,000,000 common shares priced by prospectus at $1.00 per share to GéoNova; and

c)

20,000,000 common shares of Cadiscor Resources Inc. valued at $0.165 per share on the value of the property determined to represent $3,200,172 in the books of Strateco to be distributed by Strateco to shareholders of Strateco since Strateco had obtained approval of its shareholders for reduction of its capital for the value of this property in the amount of $3,200,172.

Our previous discussion detailed how Strateco had valued this property in its books.

4.

We corrected the note U.S.GAAP in removing amounts recorded in 2004 which were placed there by error and the Company requested that a new firm in the United States of America complete our U.S. GAAP reconciliation for the period ending September 30, 2006.

Form 10-KSB for the year ended December 31, 2006

Controls and procedure

5.

We consulted Item 307 of Regulation S-B and corrected the reference so that it reads now as making reference to Exchange Act 13a-15 (e)  at  ITEM 8A  at page 28.

6.

We revised the section on Controls and Procedures to add the exemption provided in case of new companies since Cadiscor was not in exercise before August 2006 and could not state whether or not there have been any changes in the internal control over financial reporting that have materially affected or are reasonably likely to materially affect, the internal control over financial reporting and we added at ITEM 8 B at page 28:

"This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies."

7.

We added risks factors that address the risks associated with the limited amount of drilling completed to date at page 8 of the Form 10 KSB/A1.

8.

In answer to you comment number 8 we added a section on Historical sampling, assaying and QAQC Protocol  to provide the basis for the quality estimate or grade of our mineral discovery in Form 10 SBA/3 at pages 24 and 25 and  in Form 10 KSB/A at pages 12, 13 and 14.

9.

We added a complete description on Estimation of the Cut-off Grade used to evaluate the economic potential of our mineral properties at page 28 of the Form 10SB/A3 and in the Form 10KSB/A1 at pages 6 and 7.

10.

We added a new letter of consent from PETRIE RAYMOND LLP, Auditors of the Company at page 173 and a consent letter of Mr. Carl Pelletier from Innovexplo Inc. as Exhibit number 10.4 at page 174 in Volume I of Exhibits.

11.

We removed all information about mines, prospects or companies operating in or near our property as requested in your comments at pages 10 and 15 of Form 10KSB/A1.

12.

We added to our cover letter a statement from the Company acknowledging that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your constructive comments and the collaboration of your associates in helping our society in answering these comments. Please accept our most distinguished salutations,

(Signed) Michel Bouchard

_____________________________

Michel Bouchard,

President

Enclosures: Form 10 SB/A3 with marked amendments

Form 10 SB/A3 without marked amendments

Exhibits 10.3 and 10.4

Form 10KSB/A1 with marked amendments

Form 10KSB/A1 without marked amendments

STATEMENT

I, Michel Bouchard, President of the Company declares that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing of Form 10 SB/A3 and Form 10KSB/A1 for the period ending December 31, 2006;

•

Staff comments from the U.S. Securities and Exchange Commission (“Commission”) or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company recognizes that it may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 28, 2007

(signed) Michel Bouchard

__________________________

Michel Bouchard,

President

For Cadiscor Resources Inc.